

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Ivana Magovevi-Liebisch
Chief Executive Officer
Vigil Neuroscience, Inc.
1 Broadway, 7th Floor, Suite 07-300
Cambridge, MA 02142

> **Re: Vigil Neuroscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2022**
> **File No. 333-267672**

Dear Ivana Magovevi-Liebisch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera